Via Facsimile and U.S. Mail
Mail Stop 6010


December 7, 2005


Mr. Michael P. Gray
Vice President of Finance and
Chief Financial Officer
Curis, Inc.
61 Moulton Street
Cambridge, MA 02138

Re:	Curis, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Quarter Ended March 31, 2005

	File No.  000-30347

Dear Mr. Gray:

	We have reviewed your November 23, 2005 response to our letter dated November 18, 2005, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2003

Genentech Collaboration Accounting
1. Refer to our comment number 3 and your response. Please revise your proposed disclosure to clearly state that if one milestone is not considered substantive, then the remaining milestones would also not be considered substantive.






2. Refer to our comment number 4 and your response. We understood from previous discussions that the steering committee services were considered an obligation during the research and development period, but were considered a right after FDA approval. Please address the following in disclosure-type format:

* Clarify why the steering committee services would not be considered an obligation during the research and development stage for all products developed, not just the two initial products or revise your policy to account for all steering committee services consistently as a separate obligation and deliverable under the contract.
* Clarify whether or not a change in estimate for your period of revenue recognition would be made if you entered into new product development which included participation on a steering committee.
* Clarify why the steering committee services become a right after FDA approval.
* Clarify the term of the steering committee services, any parameters relating to your participation in the steering committee, and whether or not your obligation or participation differs for the initial two products vs. any other products developed during the life of the agreement

*    *    *    *


      	Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant

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Michael P. Gray
Curis, Inc.
December 7, 2005
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